UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Bricolage Dynamics Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 27, 2019

Physical address of issuer
120 Rockbridge Ct., Liberty , SC 29657

Website of issuer
https://www.bricdynamics.com/

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$228,569.00	$41,244.00
Cash & Cash Equivalents	$190,806.00	$12,988.00
Accounts Receivable	$9,674.00	$0.00
Short-term Debt	$5,925.00	$2,828.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$13,398.00	$15,318.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$5,025.00	$4,419.00

May 3, 2022

FORM C-AR

Bricolage Dynamics Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Bricolage Dynamics Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.bricdynamics.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 3, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Bricolage Dynamics Inc. (the "Company") is a Delaware Corporation, formed on September 27, 2019. The Company was formerly known as Bricolage Dynamics, LLP Bricolage Dynamics, LLC.

The Company is located at 120 Rockbridge Ct., Liberty , SC 29657.

The Company's website is https://www.bricdynamics.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Bricolage Dynamics collects household glass in the city of Greenville and recycles it into an environmentally friendly sand material. The sand is sold for re-use in the local construction, landscaping and business industries.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and

6

commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Zebulon Parsons and Adam Sweeney who are CEO, Founder and President and Director, of the Company. The Company has or intends to enter into employment agreements with Zebulon Parsons and Adam Sweeney although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Zebulon Parsons and Adam Sweeney or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health

and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing

and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we

invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

COVID-19.
The impacts of COVID-19 on our communities and our economy has been significant. At this time, the overall impact and potential recovery from the effects of COVID-19 on the economy is unknown.

Owner Control.
Zebulon Parsons owns 65.3% of the issued securities and will be able to control the company, Bricolage Dynamics, Inc. without the input from investors in this offering.

Competition.
Provision of glass recycling services may differ in various geographic areas. Some areas may have public recycling options, public/private partnerships, or private companies providing recycling services. Though there are no known direct competitors for glass recycling in Greenville, SC, new competitors may arise or may be present in other markets Bricolage chooses to enter.

Need for Additional Funding/Dilution.
The project may need additional capital in excess of the $ 75,000 minimum target being raised through this Regulation Crowdfunding offering. If the needed amount of capital is not achieved through this Regulation Crowdfunding offering, it may be pursued through other raises/sources, such as a separate exempt offering. Additionally, the issuer has contingency plans to proceed with expansion efforts to a lesser degree as long as the minimum target is achieved.

Beyond the funding stated herein, the company does not currently anticipate any need for future equity financing. If however, the company is in need of additional funding, future investors may

elect to provide equity capital to the company, and the company cannot guarantee that its investors will not be diluted by the future investment of such capital or the extent of the dilution. Nor can the company guarantee that securities issued in exchange for such capital will not be sold on terms more favorable than those offered to its initial investors. The availability of such funding is subject to credit, economic, market and legal constraints. There is no guarantee that any additional debt or equity financing, if needed, can be obtained by the company.

No Distributions/No Provision for Return of Capital.
It is anticipated that the Company's investors will not receive a substantial return on their invested capital until several or more years after closing of the Offering. Although the company anticipates that it may have sufficient cash flow to pay a return on invested capital within the first few years, the company cannot provide any assurances as to when, if ever, cash distributions will be made by the company.

Economic Conditions.
Changes in economic conditions including, for example, competition, public health epidemics/pandemics, tax laws and regulations, and innumerable other factors can affect substantially and adversely the business and prospects of the company. None of these conditions are within the control of the company.

Limitation of Liability.
The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that the Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Vicinity Capital Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

Possible Loss of Entire Investment.
An investment in the company involves a high degree of risk. The securities should not be purchased by anyone who cannot afford to lose all of their investment. A prospective investor should be aware that, if the company is unsuccessful, the investor's entire investment in the company may be lost and the company may be faced with liquidation.

Early Business Venture.
The company is subject to all the risks inherent in the establishment of an early-stage business. The company has incurred and will continue to incur material expenses prior to sustainable profitability. There can be no guarantee of the success of the company, and the likelihood of success must be considered in light of the problems, competition, expenses, difficulties, and complications frequently encountered in connection with the ownership and operation of an early-stage business. There is no guarantee that the company will ever be sustainably profitable.

Licenses and Permits.

The company may need additional state and local permits and/or licenses to operate.

Investment in the LLC Special Purpose Vehicle (SPV).
The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

Management of the LLC SPV.
The Investor understands and agrees that the SPV was formed by and is operated by Zebulon Parsons on behalf of the Company. Investors will have no right to manage or influence the management of any SPV.

Relationship between issuer and co-issuer.
Co-issuer is being used as an investment vehicle for acquiring, holding, and disposing of securities issued by Issuer. While Regulation Crowdfunding does not allow these investment vehicles to be used to change the economic exposure or rights of the investor in any way, any improper use could violate securities law and impair the investment of the investors.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Bricolage Dynamics collects household glass in the city of Greenville and recycles it into an environmentally friendly sand material. The sand is sold for re-use in the local construction, landscaping and business industries.

Business Plan

Bricolage Dynamics collects household glass in the city of Greenville and recycles it into an environmentally friendly sand material. We're doing this to change the way we treat our waste and turn local community action into positive environmental impact. Bricolage uses a vertically integrated supply chain system to run an "end-to-end" recycling program. The system starts with providing a household waste collection service, then turns the glass otherwise bound for landfill, into high-quality, sustainable sand. From there, the sand is sold for re-use in the local construction, landscaping and business industries. Collections of glass are made bi-weekly at a

cost of $15.00 per household per month. New customers sign up to the Household Pickup Service and become a subscriber. Bricolage provides the customer with a bin to separate glass waste into, then the customer selects their pickup date. Bricolage collects the sand bi-weekly and transports it to our processing facility where we crush and sift it into reusable sand. Our sand is sold by the bag or ton, with prices varying based on the quantity and quality or fineness of the sand purchased.

History of the Business

The company began operations as Bricolage Dynamics, LLP, a South Carolina Limited Liability Partnership dated 9/27/2019. All assets of the company were transferred to Bricolage Dynamics, LLC, which then merged with Bricolage Dynamics, Inc., a Delaware Corporation. Name of co-issuer: Bricolage Dynamics Reg CF SPV 2021, LLC

The Company's Products and/or Services

Product / Service	Description	Current Market
High-quality, sustainable sand.	The system starts with providing a household waste collection service, then turns the glass otherwise bound for landfill, into high-quality, sustainable sand.	Local construction, landscaping and business industries.
Household Pickup Service	Bricolage provides the customer with a bag to separate glass waste into, then the customer selects their pickup date. Bricolage collects the sand bi-weekly and transports it to our processing facility where we crush and sift it into reusable sand	Local households in Greenville, SC

We have new services we plan to deliver.

The sand is sold for re-use in the local construction, landscaping and business industries. Our sand is sold via our online website by the bag or ton, with prices varying based on the quantity and quality or fineness of the sand purchased.

Competition

The Company's primary competitors are N/A.

Though there are no known direct competitors for glass recycling in Greenville, SC, new competitors may arise or may be present in other markets Bricolage chooses to enter. Provision

of glass recycling services may differ in various geographic areas. Some areas may have public recycling options, public/private partnerships, or private companies providing recycling services

Supply Chain and Customer Base

Primary suppliers we rely on are for our recycling equipment and replacement parts.

The Company's customers are primarily local households in the Greenville, SC area.

Intellectual Property

The Company is dependent on the following intellectual property:

n/a

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 120 Rockbridge Ct., Liberty , SC 29657

The Company has the following additional addresses:

The Company conducts business in All US states and territories .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Zebulon Parsons

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Founder and President: March 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Growth and Operations Manager, July 2017 - July 2018 C2 Communications Australia - Melbourne, Australia • Creating Key Performance Indicators to assist management in more easily monitoring company wide performance. • Creating and developing a companywide database to record business activities in order to minimize business expense, concurrently optimizing company growth. • Reviewing and analyzing telecommunication installations and support activities to streamline processes. • Collaborating with the General Manager to develop and manage projects promoting business development and growth. Supply Chain Officer (Contract), February 2017 - July 2017 Jamestrong Packaging - Melbourne, Australia • Analyzing and recommending S&OP improvement strategies. • Ensuring production plans are prepared by the various company plant sites to facilitate on time delivery to customers, procurement of materials, manufacturing efficiency and lowest inventory. • Ensuring timely supplies, manufacturing output, inventory control, warehousing and shipment to meet sales forecast. Logistics Coordinator, September 2015 - January 2017 Hubner Manufacturing Corporation - Charleston, South Carolina

Education

BA in International Business and German Language, Clemson University MSc Supply Chain Management, UCD Michael Smurfit Graduate Business School (Dublin, Ireland)

Name

Adam Sweeney

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, October 2021 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VP of Software Engineering, September 2007 - Current Arista Networks - 5453 Great America Parkway, Santa Clara, CA • Lead a team of 1,000+ in building products for the company

Education

Computer Science degree, Stanford University

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Zebulon Parsons

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Founder and President: March 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Growth and Operations Manager, July 2017 - July 2018 C2 Communications Australia - Melbourne, Australia • Creating Key Performance Indicators to assist management in more easily monitoring company wide performance. • Creating and developing a companywide database to record business activities in order to minimize business expense, concurrently optimizing company growth. • Reviewing and analyzing telecommunication installations and support activities to streamline processes. • Collaborating with the General Manager to develop and manage projects promoting business development and growth. Supply Chain Officer (Contract), February 2017 - July 2017 Jamestrong Packaging - Melbourne, Australia • Analyzing and recommending S&OP improvement strategies. • Ensuring production plans are prepared by the various company plant sites to facilitate on time delivery to customers, procurement of materials, manufacturing efficiency and lowest inventory. • Ensuring timely supplies, manufacturing output, inventory control, warehousing and shipment to meet sales forecast. Logistics Coordinator, September 2015 - January 2017 Hubner Manufacturing Corporation - Charleston, South Carolina

Education

BA in International Business and German Language, Clemson University MSc Supply Chain Management, UCD Michael Smurfit Graduate Business School (Dublin, Ireland)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such

as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	2,877,092
Voting Rights	All
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The rights of the shares cannot be changed except by approval of the company and majority in interest of securities holders.

Type of security	Revenue Based Equity
Amount outstanding	743,050
Voting Rights	Investors in this offering have the option of (1) investing directly in Bricolage Dynamics, Inc. (the Issuer which is a C Corp) for Preferred Stock which is determined by an investment amount of $25,000 or greater or (2) investing in Bricolage Dynamics RegCF SPV 2021, LLC (the Co-Issuer which is an LLC) which is determined by an investment amount between $100 and $24,999. Common Stock Voting: The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. Preferred Stock Voting: Voting. Purchasers of preferred stock through this Regulation Crowdfunding offering appoint as the proxy and grant a power of attorney to the company board of directors. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the

	certificate of incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of the certificate of incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	none

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is 0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	242,040	$67,722.76	equipment and operations	October 20, 2021	Regulation CF
Preferred Stock	501,010	$140,182.60	equipment and operations	October 20, 2021	Regulation CF

Ownership

A majority of the Company is owned by Zebulon Parsons.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Zebulon Parsons	65.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$15,318.00	$905.00	$0.00

Operations

The material portion of the issuer's operations occurred in 2021. Revenues were $13,397.92 in 2021 with no associated costs of goods as the owner was responsible for all direct costs in that year. Expenses of the issuer to in 2021 included truck, supplies, and maintenance ($524.79); interest and bank fees ($1,013.49); advertising ($122.54); and office supplies and software ($3,343.08). Historical performance of the issuer has included serving approximately 80 customers with a waitlist of over 400 more. Historic performance is not representative of expected future performance.

The Company intends to improve]profitability in the next 12 months by increasing paying customers and refining operational efficiency.

Liquidity and Capital Resources

On October 20, 2021 the Company conducted an offering pursuant to Regulation CF and raised $207,905.36.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
Truck, with an estimated cost of $28,000

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Zebulon Parsons
(Signature)

Zebulon Parsons
(Name)

CEO, Founder, and President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Zebulon Parsons
(Signature)

Zebulon Parsons
(Name)

CEO, Founder and President
(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Bricolage Dynamics Inc

Balance Sheets

Quarter 4 2019 & Full Year 2020 & 2021

	10.19 - 12.19	2020	2021
Assets			
Current Assets			
Primary Business Checking (4132)	1,198	12,988	190,806
Receivable - Other	0	0	9,674
Due from Zeb Parsons	0	8,818	10,831
Fixed Assets			
Machinery & Equipment	7,349	19,200	19,200
Accum Depreciation - M & E	(61)	(1,036)	(2,957)
Computers	0	1,295	1,295
Accum Depreciation - Computers	0	(22)	(281)
Total Fixed Assets (Net)	7,288	19,437	17,258
Total Assets	**8,486**	**41,244**	**228,569**
Liabilities and Equity			
Liabilities			
Current Liabilities			
MC WORLD BUSINESS CREDIT (6065)	6,574	2,828	5,925
Total Current Liabilities	6,574	2,828	5,925
Total Liabilities	**6,574**	**2,828**	**5,925**
Equity			
Shareholders' Equity	2,100	34,185	223,438
Retained Earnings	0	(188)	4,231
Net Income	**(188)**	**4,419**	**(5,025)**
Total Equity	**1,912**	**38,416**	**222,644**
Total Liabilities and Equity	**8,486**	**41,244**	**228,569**

Bricolage Dynamics Inc

Profit and Loss

Quarter 4 2019 & Full Year 2020 & 2021

	10.19 - 12.19	2020	2021
Income			
Sales	1,113	14,963	13,398
Sales of Product Income	0	355	0
Total Income	**1,113**	**15,318**	**13,398**
Gross Profit	**1,113**	**15,318**	**13,398**
Expenses			
Advertising & Marketing	582	1,276	123
Car & Truck	92	2,435	50
Contractors	0	(160)	4,729
Job Supplies	328	742	3,854
Meals & Entertainment	0	106	926
Repairs & Maintenance	13	543	475
Other Miscellaneous Expense	0	69	0
Office Supplies & Software	209	1,421	3,343
Legal & Professional Services	0	460	1,630
Reimbursable Expenses	0	0	0
Other Business Expenses	0	372	426
Taxes & Licenses	0	203	146
Bank Charges & Fees	15	1,334	195
Interest Paid	0	1,101	349
Depreciation	61	997	2,179
Total Expenses	**1,301**	**10,899**	**18,423**
Net Operating Income	**(188)**	**4,419**	**(5,025)**
Net Income	**(188)**	**4,419**	**(5,025)**
EBITDA	**(127)**	**6,517**	**(2,497)**

Bricolage Dynamics Inc

Statement of Cash Flows

Quarter 4 2019 & Full Year 2021 & 2021

	10.19 - 12.19	2020	2021
Operating Activities			
Net Income	(188)	4,419	(5,025)
Adjustments			
Due from Zeb Parsons	0	(8,818)	(2,013)
Receivable - Other	0	0	(9,674)
Accum Depreciation - M & E	61	975	1,920
Accum Depreciation - Computers	0	22	259
MC WORLD BUSINESS CREDIT (6065)	6,574	(3,746)	3,098
Total Adjustments	**6,635**	**(11,568)**	**(6,410)**
Net cash provided by operating activities	**6,447**	**(7,149)**	**(11,435)**
Investing Activities			
Machinery & Equipment	(7,349)	(11,851)	0
Computers	0	(1,295)	0
Net cash provided by investing activities	**(7,349)**	**(13,146)**	**0**
Financing Activities			
Shareholders' Equity	2,100	32,085	189,253
Net cash provided by financing activities	**2,100**	**32,085**	**189,253**
Net Cash increase for the period	1,198	11,790	177,818
Cash at End of Period	**1,198**	**12,988**	**190,806**

Bricolage Dynamics Inc

Statement of Shareholder Equity

For the Year Ending 12/31/2021

	Owner's Investment	Retained Earnings	Total Members' Equity
Balance at December 31, 2019	**2,100**	**(188)**	**1,912**
Increase in Contributions	32,085		32,085
Net Income/(Loss)		4,419	4,419
Balance at December 31, 2020	**34,185**	**4,231**	**38,416**
Increase in Contributions	189,253		189,253
Net Income/(Loss)		(5,025)	(5,025)
Balance at December 31, 2021	**223,438**	**(794)**	**222,644**

BRICOLAGE DYNAMICS, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1— NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BRICOLAGE DYNAMICS, INC. ("the Company") was incorporated on July 26, 2021 under the laws of the State of Delaware, and is headquartered in Liberty, South Carolina. The Company was previously established as a South Carolina LLC prior to this date. The Company is an end-to-end recycling program, collecting household glass and recycling it into environmentally-friendly sand.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The company recognizes revenue in accordance with the following core principles of the Accounting Standards Codification Section 606:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The majority of the Company's revenue transactions are consummated at the time of payment from its retail customers.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of December 31, 2020, the Company had $12,987.93 that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for the duration of 2020 and future years.

NOTE 4 –RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2020.

I, Zebulon Parsons, certify that:

(1) The financial statements of Bricolage Dynamics included in this Form are true and complete in all material respects; and

(2) The tax return information for the company reflects accurately the information reported on the tax return for the company filed for the fiscal year ended December 31, 2020. Namely total income of $15,308, taxable income of $905, and total tax of $0.

Signature: DocuSigned by: Zebulon Parsons BD7B4D54CF44464...

Printed Name: Zebulon Parsons

Title: President and Founder

Date: 5/3/2022